SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

68244P107

(CUSIP Number)

Steven A. Hale II

Manager

Hale Partnership Capital Management, LLC

2924 Archdale Drive

Charlotte, NC 28210

(336) 552-6228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 68244P107	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,117,346 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,117,346 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,346 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO; IA

13D/A

CUSIP NO. 68244P107	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 687,718 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 687,718 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,718 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

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CUSIP NO. 68244P107	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 527,499 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 527,499 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,499 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

13D/A

CUSIP NO. 68244P107	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 30,558 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 30,558 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,558 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

13D/A

CUSIP NO. 68244P107	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS CLARK – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 90,135 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 90,135 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,135 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

13D/A

CUSIP NO. 68244P107	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS SMITH – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 25,718 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 25,718 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,718 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

13D/A

CUSIP NO. 68244P107	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS DICKINSON – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 13,808 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 13,808 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,808 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

13D/A

CUSIP NO. 68244P107	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,117,346 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,117,346 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,346 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

13D/A

CUSIP NO. 68244P107	Page 10 of 16 Pages

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on January 24, 2020, as amended by Amendment No. 1 thereto filed with the SEC on February 12, 2020, as amended by Amendment No. 2 thereto filed with the SEC on March 10, 2020, as amended by Amendment No. 3 thereto filed with the SEC on March 19, 2020, and as amended by Amendment No. 4 thereto filed with the SEC on April 9, 2020 (the “Schedule 13D” and, as amended by this Amendment No. 5, this “Statement”). Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7861 Woodland Center Blvd., Tampa, FL 33614.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Hale Partnership Capital Management, LLC (“Hale Advisor”)	North Carolina
Hale Partnership Capital Advisors, LLC (“Hale GP”)	North Carolina
Hale Partnership Fund, L.P. (“Hale Fund I”)	Delaware
MGEN II – Hale Fund, L.P. (“Hale Fund II”)	Delaware
Clark – Hale Fund, L.P. (“Hale Fund III”)	Delaware
Smith – Hale Fund, L.P. (“Hale Fund IV”)	Delaware
Dickinson – Hale Fund, L.P. (“Hale Fund V” and, together with Hale Fund I, Hale Fund II, Hale Fund III, and Hale Fund IV, the “Hale Funds”)	Delaware
Steven A. Hale II (“Mr. Hale”)	n/a

The Reporting Persons’ beneficial ownership the Common Stock reported herein consists of (i) shares of Common Stock held directly by the Hale Funds and (ii) shares of Common Stock held in a discretionary separately managed account (the “Managed Account”) for which Hale Advisor serves as investment manager.

(b) The principal business and principal office address for each of the Reporting Persons is 2924 Archdale Drive, Charlotte, North Carolina, 28210.

(c) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Hale Advisor	Investment manager of the Hale Funds
Hale GP	General partner of the Hale Funds
Hale Fund I	Investment Fund
Hale Fund II	Investment Fund
Hale Fund III	Investment Fund
Hale Fund IV	Investment Fund
Hale Fund V	Investment Fund
Mr. Hale	Manager of Hale Advisor and Hale GP

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CUSIP NO. 68244P107	Page 11 of 16 Pages

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hale is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of the Common Stock held directly by the Hale Funds have been made by or on behalf of the Hale Funds using the investment capital of the Hale Funds. The aggregate purchase price of the Common Stock held directly by the Hale Funds was approximately $3,428,381.61 (excluding brokerage commissions and transaction costs).

The 429,628 shares of Common Stock held in the Managed Account were purchased using the funds of the investor in the Managed Account for which Hale Advisor serves as investment manager. The aggregate purchase price of the Common Stock held in the Managed Account was approximately $2,125,286.69 (excluding brokerage commissions and transaction costs).

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

The Reporting Persons may engage in discussions with the independent members of the Company’s Board of Directors, the independent members of the Board of Directors of Ballantyne Strong Inc, the independent members of the Board of Directors of BK Technologies Corporation, other shareholders of the Company, management and advisors of FedNat Holding Company, and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Common Shares and the Company, including, without limitation, matters concerning the Company’s business, operations, board appointments, affiliated transactions, conflicts of interest of affiliated parties, governance, management, fundamental operating performance (including revenues and earnings) of publicly traded companies for the duration of the period in which Kyle Cerminara serves or has served as Chairman or Co-Chairman prior to the coronavirus pandemic, enterprise value and market capitalization deterioration prior to the coronavirus pandemic of publicly traded companies for whom Kyle Cerminara serves or has served as Chairman or Co-Chairman, the

13D/A

CUSIP NO. 68244P107	Page 12 of 16 Pages

performance of capital allocation decisions among affiliated parties for whom Kyle Cerminara serves as Chairman or Co-Chairman, compensation of affiliated parties relative to fair market compensation, the Company’s capitalization, trading of the Common Shares at a discount to the Company’s net asset value and intrinsic value, the risks inherent to minority shareholders arising from capital allocation decisions being made by affiliated parties given historical performance of Ballantyne Strong and BK Technologies Corporation common shares prior to the coronavirus pandemic under the management or Chairmanship or Co-Chairmanship of Kyle Cerminara, and the potential for a tender offer for the Issuer’s shares held by minority shareholders, including Ballantyne Strong Inc. and BK Technologies Inc.

The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Company’s business, operations, board appointments, governance, management, capitalization, strategic plans, or propose or engage in one or more other actions set forth herein.

The Reporting Persons may also propose to take one or more of the actions described in subparagraphs (a) through (j) of Item 4 of 17 CFR § 240.13d-101 and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The Reporting Persons beneficially own in the aggregate 1,117,346 shares of Common Stock, which represents approximately 18.4% of the outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 6,068,106 shares of Common Stock reported by the Company as outstanding as of May 8, 2020 in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2020.

Each of the Hale Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Hale Advisor, as the investment manager for each of the Hale Funds, Hale GP, as the general partner for each of the Hale Funds, and Mr. Hale, as the sole manager of Hale Advisor and Hale GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds and, consequently, Hale Advisor, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares. Hale Advisor, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

Hale Advisor, as the investment manager of the Managed Account, beneficially owns the 429,628 shares of Common Stock held therein. Hale Advisor receives performance-based fees in relation to the Managed Account based on performance periods of five years. The shares of Common Stock in the Managed Account constitute less than 10% of the market value of the Managed Account. Mr. Hale, as the sole manager of Hale Advisor, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock held in the Managed Account. Mr. Hale disclaims beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

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CUSIP NO. 68244P107	Page 13 of 16 Pages

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D with the SEC on April 9, 2020. Each of these transactions was effected through the open market by (i) Hale Advisor, as investment manager for the Managed Account or (ii) the respective Hale Fund listed in the table below.

Reporting Person	Transaction Date	Number of Shares Acquired	Price per Share (excluding brokerage commissions and transaction costs)
Hale Fund I	May 20, 2020	17,099	$4.50
Hale Fund I	May 22, 2020	84	$4.55
Hale Fund I	June 5, 2020	7,107	$4.59
Hale Fund I	June 9, 2020	12	$4.4.64
Hale Fund I	June 22, 2020	299	$4.55
Hale Fund I	June 23, 2020	1,613	$4.55
Hale Fund I	June 24, 2020	442	$4.52
Hale Fund I	June 25, 2020	214	$4.49
Hale Fund IV	April 28, 2020	1,500	$4.75
Hale Fund IV	April 29, 2020	3,500	$4.85
Hale Fund IV	April 30, 2020	6	$4.75
Hale Fund IV	May 1, 2020	2,753	$4.74
Hale Fund IV	May 4, 2020	6,000	$4.65
Hale Fund IV	May 8, 2020	3,982	$4.75
Hale Fund IV	May 11, 2020	36	$4.65
Hale Fund IV	May 13, 2020	616	$4.62
Hale Fund IV	May 14, 2020	579	$4.60
Hale Fund IV	May 18, 2020	4,619	$4.71
Hale Fund IV	May 28, 2020	7	$4.50
Hale Fund IV	June 18, 2020	20	$4.52
Hale Fund IV	July 7, 2020	100	$4.52
Hale Fund V	July 6, 2020	1,190	$4.58
Hale Fund V	July 13, 2020	700	$4.50
Hale Fund V	July 15, 2020	6	$4.55
Hale Fund V	July 16, 2020	1,099	$4.57
Hale Fund V	July 20, 2020	10,813	$4.75
Hale Advisor	May 14, 2020	8,000	$4.61

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Hale Advisor serves as investment manager with respect to the Managed Account, in return for which Hale Advisor is paid (i) a management fee based on the value of the assets in the Managed Account and (ii) incentive-based fees based on the performance of the assets in the Managed Account over performance periods of five years. Hale Advisor can vote all proxies in accordance with the best interests of the Managed Account, as determined by Hale Advisor in its reasonable discretion, unless otherwise requested by the investor in the Managed Account. The shares of Common Stock in the Managed Account constitute less than 10% of the market value of the Managed Account.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

13D/A

CUSIP NO. 68244P107	Page 14 of 16 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

13D/A

CUSIP NO. 68244P107	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: July 22, 2020

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

CLARK – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

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CUSIP NO. 68244P107	Page 16 of 16 Pages

SMITH – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

DICKINSON – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II